Exhibit 99.5

Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Mails and Files Management Information Circular Seeking Approval to

Create the World’s Premier Silver Mining Company

Vancouver, B.C. - Dec. 6, 2018 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) today announces it has filed a management information circular (the “Circular”) for their special shareholders’ meeting to be held in connection with Pan American’s proposed acquisition of all of the issued and outstanding common shares of Tahoe Resources Inc. (“Tahoe”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) to create the world’s premier silver mining company.

The mailing of the Circular and other materials has commenced and shareholders of Pan American should receive them shortly. An electronic copy of the Circular is available on Pan American’s website at www.panamericansilver.com/investors/tahoe-transaction/ and on SEDAR under Pan American’s profile at www.sedar.com.

Your vote is important regardless of the number of shares you own. Pan American encourages shareholders to read the Circular in detail.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Pan American Board of Directors UNANIMOUSLY recommends that

Shareholders vote FOR the proposed resolutions.

Reasons for and Benefits of the Arrangement

Pan American expects the Arrangement to provide long-term strategic, financial and operational benefits and advantages for shareholders. In evaluating the Arrangement and unanimously reaching their conclusion and making their recommendations in support of the Arrangement, the Pan American Board considered the benefits and advantages resulting from the Arrangement, including, among others:

●	Addition of Tahoe’s Escobal mine, one of the World’s Most Attractive Silver Mines
●	World Class Primary Silver Asset Portfolio
●	World’s Largest Silver Reserve Base and Silver Measured and Indicated Resource Base
●	High Margin and Low Cost Production
●	Robust Growth Profile
●	Strong Financial Position
●	Enhanced Geographical Diversification
●	Largest Publicly-Traded Silver Mining Company by Free Float

Pan American Meeting

The special meeting of shareholders of Pan American is scheduled for 10:00 a.m. (Vancouver time) on Tuesday, January 8, 2019 at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, to consider a special resolution (the “Authorized Capital Resolution”) to approve the increase of the maximum number of authorized common shares of Pan American. As well, you will be asked to consider an ordinary resolution (the “Share Issuance Resolution”) to approve the issuance of up to 72,533,152 Pan American Shares to the shareholders of Tahoe as consideration pursuant to the Arrangement.

PAN AMERICAN SILVER CORP.

Shareholder Information and Questions

Pan American shareholders who have questions about the Circular, or need assistance with voting their shares, can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America:

1-416-304-0211

Email: assistance@laurelhill.com

Shareholders are encouraged to vote today using the internet, telephone or facsimile.

About Pan American Silver

Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.

For more information, visit: www.panamericansilver.com.

For more information contact:

Siren Fisekci

VP, Investor Relations & Corporate Communications

Ph: 604-806-3191

Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the anticipated timing for the special meeting, the combined company’s silver asset portfolio, margins and production costs following the effective date of the Arrangement, the combined company’s growth profile, the combined company’s financial position, the combined company’s diversification and the free float of the combined company.

These forward-looking statements and information reflect Pan American Silver’s (the “Company”) current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; restart of the Escobal Mine; expansion of the La Colorada mine; development of the Navidad project; the ability of the parties to successfully integrate the operations and employees and realize synergies and cost savings, and to the extent anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction.

PAN AMERICAN SILVER CORP.

Certain of these factors are identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.